UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

           For the month of November ______________________ , 2002.

Apiva Ventures Limited
(SEC File No.: 0-30232)
(Translation of registrant's name into English)

Suite 235, 7080 River Road, Richmond, B.C. V6X 1X5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X        Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____    No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Apiva Ventures Limited
(Registrant)

Date:	November 30, 2002	By:

/s/ Willam N. Gardiner
(Signature)*

William Gardiner, President

APIVA VENTURES LIMITED
(A Development Stage Company)
FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001

(Unaudited - Prepared by Management)

APIVA VENTURES LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

BALANCE SHEET

	September 30	December 31,
	2002	2001
	$	$
ASSETS

CURRENT ASSETS
Cash and short-term investments	21,519	142,397
Marketable securities		74,224
Accounts receivable		2,915
Prepaids		-

	21,519	219,536

RESOURCE PROPERTY, net	62,793	-
CAPITAL ASSETS, net	3291	3,872

	87603	223,408

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	33,383	20,114
Due to related party		-

	33,383	20,114

SHAREHOLDERS' EQUITY
Common stock, 100,000,000 shares authorized	14,192,144	14,162,638
15,789,619 and 15,676,619 issued and outstanding
Additional paid-in capital	1,193,809	1,193,809
Deficit accumulated	(15,331,733)	(15,153,153)

	54,220	203,294

	87,603	223,408

APPROVED BY THE BOARD

/s/ William Gardiner               Director

/s/ Clar Calvert                       Director

APIVA VENTURES LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE NINE MONTHS ENDED SEP 30, 2002 AND 2001
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

	Three Months ended Sep 30,		Nine Months ended Sep 30,
	2002	2001	2002	2001
	$	$	$	$
GENERAL AND ADMINISTRATIVE
Automobile	470	4,157	6,425	11,147
Bank charges	28	59	165	909
Consulting	-		15,800	169,562
Depreciation	-	747	581	2,241
Foreign exchange	-	(3,574)	1,788	(3,415)
Office and rent	6,995	21,390	33,920	57,988
Professional fees	2,153	9,479	59,512	81,969
Shareholder relations	5,121	6,257	8,240	15,705
Transfer agent and regulatory fees	2,540	2,389	9,700	6,912
Travel and accommodation	-	9,269	36	24,120

	17,307	219,485	136,167	367,138

OPERATING LOSS	17,307	219,485	136,167	367,138

INTEREST EXPENSE (EARNED), net	(6)	(1,292)	(155)	(5,390)
WRITE-OFF OF INTELLECTUAL
PROPERTY		-		-
WRITE-OFF OF MINERAL PROPERTY	-	-		-
RECOVERY OF JV EXPENDITURES	-	-		-
STOCK BASED COMPENSATION	-	-		-
WRITE-DOWN OF INVESTMENTS		254,445		254,445
OTHER INCOME	-	-		-
LOSS ON SALE OF EQUIPMENT	-	-		-
LOSS (GAIN) ON SALE OF
INVESTMENTS	-	14,966	42,682	(49,367)

NET LOSS FOR THE PERIOD	(17,301)	(487,604)	(178,694)	(566,826)
DEFICIT, BEGINNING OF PERIOD	(15,314,546)	(14,584,150)	(15,153,153)	(14,504,928)

DEFICIT, END OF PERIOD	(15,331,847)	(15,071,754)	(15,331,847)	(15,071,754)

APIVA VENTURES LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE NINE MONTHS ENDED Sep 30, 2002 AND 2001
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

	Three Months ended Sep 30,		Nine Months ended Sep 30,
	2002	2001	2002	2001
OPERATING ACTIVITIES	$	$	$	$
Loss for the period	(17,301)	(487,604)	(178,694)	(566,826)
Items not involving cash
Decrease (Increase) in Operating Assets			29,448
Depreciation		747	581	2,241
Bank - US Exch	2,507		15,407
Minerial Properties			(62,793)
Investment in Common Shares - US			46,600
Investment in Common Shares - US Ex			27,624
Write-off of mineral property	-	-	-	-
Write-off of intangible assets	-	-	-	-
Write-down of marketable securities	-	254,254	-	254,254
Recovery of joint venture	-	-	-	-
Loss on sale of investment		-		-
Loss on sale of equipment	-	-	-	-
Noncash stock-based compensation	-	169,312	-	169,312
Stock options issued to consultants	-	-	-	-
Change in non-cash working capital items
Accounts receivable	6,937	4,037	1,850	7,976
Prepaids	-	-	-	822
Accounts payable and accrued expenses	(10,149)	(18,640)	12,957	(4,142)
Due to related party		-		(963)
Due from shareholder	-	-	-	-
Due from joint venturers	-	-	-	-

Cash used in operating activities	(18,006)	(77,894)	(107,020)	(137,326)

INVESTING ACTIVITIES
Purchase of investment	-	(130,753)	-	(328,481)
Proceeds on sale of investment		47,198		231,817
Expenditures for mineral properties		-		-
Funds contributed by JV	-	-	-	-

	-	(83,555)	-	(96,664)

FINANCING ACTIVITIES
Shares issued for cash	16,906	-	29,506
Retained Earnings - Previous Year			1,376	-

	16,906	-	30,882	-

INCREASE (DECREASE) IN CASH DURING THE PERIOD	(1,100)	(161,449)	(76,138)	(233,990)
CASH - BEGINNING OF PERIOD	22,232	322,040	97,270	394,581

CASH - END OF PERIOD	21,132	160,591	21,132	160,591

APIVA VENTURES LIMITED
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

1.    Accounting Policies:

Basis of Presentation - These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by Apiva Ventures Limited (the “Company”) as set out in the audited financial statements for the year ended December 31, 2001. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company’s audited financial statements for the year ended December 31, 2001. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

2.    Share Capital:

a.      Authorized:

100,000,000 common shares without par value

b.      Issued and outstanding:

	Number of Shares	Amount	Additional Paid-in Capital

Balance, June 30, 2002	15,724,619	$14,175,238	$1,193,809

Issuance during the period	65,000	16,906	-

Balance, September 30, 2002	15,789,619	$14,194,144	$1,193,809

c.      Options and warrants:

1,341,500 options were outstanding for the purchase of common shares at prices ranging from US $0.17 to US $0.50 on or before January 15, 2006.

1,100,000 warrants were outstanding for the purchase of common shares at a price of US $0.50 on or before April 16, 2004.

3.    Segmented Information:

The Company operates in Canada and is in the business of seeking opportunities in the technology area as well as searching for resource properties of merit in the mining or oil and gas industries.

4.    Resource Property:

The Company announced on May 21, 2002, that it had entered into an Option and Joint Venture Agreement (the “Agreement”) with Bell Coast Capital Corporation. This project has been abandoned and the $30,000 deposit paid to Bell Coast has been forfeited.